[Letterhead of Genesis Microchip Inc.]

February 21, 2006

VIA OVERNIGHT COURIER AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, DC 20549

Fax. No. (202) 772-9218

Attention: Kate Tillan, Assistant Chief Accountant

Re:	Genesis Microchip Inc.
Form 10-K for the year ended March 31, 2005
Filed June 9, 2005
File No. 000-33477

Ladies and Gentlemen:

We refer to Ms. Tillan’s letter dated February 8, 2006 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the year ended March 31, 2005 (the “Form 10-K”) and the Form 8-K dated May 4, 2005 (the “Form 8-K”) of Genesis Microchip Inc. (“Genesis” or the “Company”). Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in Ms. Tillan’s letter immediately preceding our response thereto.

Form 10-K for the year ended March 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 18

Operating Expenses, page 19

1.	We see your discussion that management focuses on particular operating expenses and non-cash expenses are reviewed separately. We noted that the tabular presentation provided does not present amounts on an actual basis as presented in your Statement of Operations. Therefore, it appears that the information provided represents non-GAAP disclosures. Please tell us your consideration of SAB Topic 14.G. In addition, please tell us how you have considered Item 10 of Regulation S-K. Please also note that to comply with Item 303 of Regulation S-K you should provide an analysis of your U.S. GAAP Statement of Operations.

Response:

The Company supplementally advises the Staff that the tabular presentation provided was introduced by the Company in the year ended March 31, 2004, in an effort to enhance the clarity of management’s discussion and analysis of the results of operations and financial condition (the “MD&A”) in compliance with the SEC’s 2003 MD&A Interpretive Release. It is the Company’s intent to use a layered approach that emphasizes material information and analysis. The line items in the tabular presentation were designed to segregate relevant areas of expense. These areas are addressed in the MD&A discussions below the table in order to provide additional disclosure as to factors that are particular to the Company and enhance the understanding of the Company. The Company’s intention is to disclose consistent information with the aim to allow investors to see the Company through the eyes of its management. Management’s approach is to express behavior in each “layer” of the Operating Expenses in order to explain the consolidated change in the Operating Expenses. The Company discloses this approach prior to the presentation of the table.

When considering SAB Topic 14G, the Company does not believe that the tabular presentation of Operating Expenses is equivalent to the presentation of a non-GAAP performance measure. Operating Expenses, a key GAAP performance measure, is explained to the investor, using the areas of expense primarily used by management. The Company has altered subcaptions of Operating Expenses from the Financial Statements, but has not eliminated any expense in the presentation of Operating Expenses. In addition, all amounts in the subcaptions in the MD&A are readily available to the reader on the face of the Company’s consolidated statements of operations. The Company understands that investors place less weight on the subcaptions as the comparability of content between companies can vary considerably. The Company supplementally advises the Staff that in presenting information in this fashion, the Company was attempting to describe any other significant components of expense that enhance the understanding of its results of operations.

Similarly, the Company believes that it was in compliance with Item 10 of Regulation S-K, since it was presenting an explanation of material changes in a GAAP financial measure, “Operating Expenses.”

The Company further believes that the analysis of Results of Operations presented on pages 18-21 of the 10-K, describing Revenue and Gross Profit, and Operating Expenses fulfilled the requirements under Item 303 of Regulation S-K listed in paragraphs (a)(1) through (5). In particular, the Company has attempted to address paragraph (3)(i), Results of Operations: “In addition, describe any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations.”

The Company supplementally advises the Staff that it will further enhance disclosure by discussing changes in Stock-based compensation within the subcaptions presented in the Financial Statements and that the Company will revise the tabular format and related MD&A discussions in future filings in response to the Staff’s comment.

Financial Statements

Report of Independent Registered Public Accounting Firm page 36

2.	We note that your audit report was signed by an audit firm based in Toronto, Canada. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States, in light of the facts that the majority of your assets are located within California; the majority of your revenues are derived within California, and your corporate offices are located in the United States. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of “International Reporting and Disclosure Issues in the Division of Corporation Finance” on the Commission’s website at: http://www.scc.gov/divisions/corpfin/internatl/cfirdissues1104.htm. Please tell us whether your management and accounting records are located in the United States or Canada as well as where the majority of the audit work is conducted and why. We may have further comments.

Response:

We supplementally advise the Staff that KPMG LLP in Toronto, Canada has been our auditor since the inception in 1987 of its predecessor corporation, Genesis Microchip Inc., a Nova Scotia company, the successor of which, Genesis Microchip (Canada) Co., is now a wholly-owned subsidiary of the Company. On February 19, 2002, the Nova Scotia, Canada Company, which was headquartered in Canada, effected a reorganization pursuant to which it became a wholly-owned subsidiary of the Company. At that time, the corporate headquarters of the Company became Alviso, California. However, the majority of our Finance group resides in Canada, our accounting systems are based in Canada, the majority of revenue is derived through Genesis Microchip (Canada) Co., our consolidation and most of our other accounting transactions are performed in Canada. The Company has no plans or intentions at this time to relocate our finance group or accounting systems out of Canada. The Company’s auditor continues to be KPMG LLP in Toronto, Canada, because the Company’s finance group and most of the financial records remain in Canada, and the audit procedures on these accounting records needs to be performed in Canada in order to facilitate the most cost effective and timely quarterly review and annual audit process possible. Other than their attendance at certain inventory counts in Asia and the performance of certain procedures in connection with entity-level controls in California, the Company has been advised by KPMG LLP that their audit process takes place in Canada.

We respectfully note that Staff’s comment was previously raised in its letter dated July 23, 2003, to which Genesis responded by its letter dated July 29, 2003. The facts previously provided to Staff in our July 29, 2003 letter have not subsequently changed and our response above is consistent with that previously provided.

Consolidated Statements of Operations, page 38

3.	We noted that cost of revenues excludes amortization of acquired developed product technology included in amortization of acquired intangible assets. We further noted the effect this exclusion has on reported gross profit. Please revise your financial statements in future periods to include amortization of acquired developed product technology as a component of cost of sales, or remove all references in the filing to gross profit and revise line item description to note the exclusion of those amounts. We refer you to SAB Topic 11B.

Response:

The Company reviewed the interpretation in SAB Topic 11B, and concluded that the disclosure was clear to the reader by referencing Cost of Revenues to a footnote that stated, “Amount excludes amortization of acquired developed product technology included in amortization of acquired intangible assets.” However, the Company notes the Staff’s comment and the Company supplementally advises the Staff that it will include the amount of “Amortization of Acquired Intangible Assets” in “Cost of Revenues” in future periods, and will adjust future filings accordingly.

For 8-K dated May 4, 2005

4.	With respect to the non-GAAP disclosures, please respond to the following:

•	We note that you have presented a non-GAAP Statement of Operations. We do not believe that the presentation of a non-GAAP statement of operations is appropriate unless all disclosures required by Item 10(e)(l)(i) of Regulations S-K are included for each separate non-GAAP measure. Please delete this presentation from all future Forms 8-K. If you continue to present non-GAAP information, Item 202 of Form 8-K requires that disclosures “furnished” include information that complies with the disclosure requirements of Item 10(e)(l)(i) of Regulation S-K. Accordingly, in addition to the reconciliation for each non-GAAP measure, you must also provide statements disclosing the reasons why management believes presentation of each of the individual non-GAAP measures provide useful information to investors regarding your financial condition and results of operations. Those disclosures should be specific and substantive to each individual measure. Refer to SEC Release 33-8176 and also Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003. Please confirm that you will revise your Forms 8-K in future periods to provide all of the disclosures required by Item 10(e)(l)(i) for each non-GAAP measure presented.

•	We also noted that your reconciliation of the non-GAAP information as required by Regulation G is in the form of a statement of operations. Please be advised that we do not believe that this presentation of a non-GAAP statement of operations is appropriate either unless all disclosures required by Item 10(e)(l)(i) of Regulation S-K are included for each separate non-GAAP measure. Please refer to the first bullet point. Refer to SEC Release 33-8176 and also Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003. Please confirm that you will revise your Forms 8-K in future periods to provide all of the disclosures required by Item 10(e)(l)(i) for each non-GAAP measure presented.

Provide us with a full sample of your proposed disclosure. We may have further comments after reviewing your response.

Response:

The Company supplementally advises the Staff that it believes it has provided disclosure in compliance with Regulation G and Item 10 of Regulation S-K whenever providing non-GAAP information, which the Company believes is helpful for our investors to better understand our business and financial operations. The Company appreciates the Staff’s guidance and recommendations and supplementally advises the Staff that in future filings on Form 8-K the Company will (i) provide the disclosures required by Item 10(e)(l)(i) for each non-GAAP measure presented, (ii) include specific disclosures on each individual non-GAAP measurement included in a reconciliation of GAAP to Non-GAAP results, and (iii) enhance disclosures around these non-GAAP items to specify the reasons why the presentation of non-GAAP information is useful to investors with the following statement:

“The Company is providing these non-GAAP financial measures to investors to enable them to perform additional financial analysis. Genesis Microchip’s management also uses these non-GAAP financial measures internally in evaluating operations and business trends, managing and benchmarking performance, and determining a portion of its internal bonus compensation. Most of the non-GAAP items are infrequent in nature and/or are non-cash expenses that are not utilized by management in evaluating the ongoing core financial operations of the Company. However, Genesis Microchip cautions investors to consider these non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.”

In addition, in response to the Staff’s comment, a full sample of the Company’s proposed disclosure, based on the financial statements included in our Form 8-K filing dated May 4, 2005, is supplementally enclosed herewith.

*        *        *        *        *

In response to the Staff’s request, Genesis acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments regarding the information referred to herein, please do not hesitate to call the undersigned at (408) 934-4385 or Ava Hahn at (408) 934-4302.

Sincerely,

GENESIS MICROCHIP INC.

/s/ Michael E. Healy
Michael E. Healy
Senior Vice President, Finance and
Chief Financial Officer

cc:	Board of Directors, Genesis Microchip Inc.
Selim Day, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Silvia Montefiore, KPMG LLP

SAMPLE PROPOSED DISCLOSURES

GENESIS MICROCHIP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except per share amounts)

(Unaudited)

	Three months ended		Year ended
	March 31, 2005	March 31, 2004	March 31, 2005	March 31, 2004
Revenues	$52,905	$54,872	$204,115	$213,420
Cost of revenues (1)	33,232	35,676	128,310	137,651

Gross profit	19,673	19,196	75,805	75,769

Gross profit (%)	37.2%	35.0%	37.1%	35.5%

Operating expenses:
Research and development (2)	8,671	8,461	33,348	30,983
Selling, general and administrative (3)	11,729	10,323	48,300	39,149
Provision for costs associated with patent litigation	233	3,047	2,589	12,630

Total operating expenses	20,633	21,831	84,237	82,762

Loss from operations	(960)	(2,635)	(8,432)	(6,993)
Interest income	686	276	1,939	1,062
Gain on sale of investment	—	—	—	663

Loss before income taxes	(274)	(2,359)	(6,493)	(5,268)
Provision for (recovery of) income taxes	6,570	(420)	2,954	(1,063)

Net loss	$(6,844)	$(1,939)	$(9,447)	$(4,205)

Loss per share:
Basic	$(0.20)	$(0.06)	$(0.29)	$(0.13)
Diluted	$(0.20)	$(0.06)	$(0.29)	$(0.13)

Weighted average number of common shares outstanding:
Basic	33,437	32,543	33,084	31,876
Diluted	33,437	32,543	33,084	31,876

(1) Included in cost of revenues:
Stock-based compensation	$—	$—	$—	$—
Amortization of acquired intangible	$2,654	$2,654	$10,616	$10,616
(2) Stock-based compensation charges included in research and development expenses	$336	$731	$1,941	$2,893
(3) Stock-based compensation charges included in selling, general and administrative expenses	$96	$329	$2,553	$937

GENESIS MICROCHIP INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

(Unaudited)

	March 31, 2005	March 31, 2004
ASSETS

Current assets:
Cash and short-term investments	$129,757	$118,222
Accounts receivable, trade	30,310	28,325
Inventory	17,557	18,503
Other	5,583	6,472

Total current assets	183,207	171,522
Capital assets	15,987	17,257
Acquired intangibles	17,265	26,731
Goodwill	181,981	189,152
Deferred income taxes	14,056	3,402
Other	3,796	2,662

Total assets	$416,292	$410,726

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$12,044	$9,848
Accrued liabilities	11,634	11,503
Income taxes payable	3,118	2,520

Total current liabilities	26,796	23,871

Stockholders’ equity:
Capital stock	405,356	395,869
Cumulative other comprehensive loss	(94)	(94)
Stock-based compensation	(232)	(2,833)
Deficit	(15,534)	(6,087)

Total stockholders’ equity	389,496	386,855

Total liabilities and stockholders’ equity	$416,292	$410,726

GENESIS MICROCHIP INC.

NON-GAAP (*) CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except per share amounts)

(Unaudited)

	Three months ended		Year ended
	March 31, 2005	March 31, 2004	March 31, 2005	March 31, 2004
Revenues	$52,905	$54,872	$204,115	$213,420
Cost of revenues	30,578	33,022	117,694	127,035

Gross profit	22,327	21,850	86,421	86,385

Gross profit (%)	42.2%	39.8%	42.3%	40.5%

Operating expenses:
Research and development	8,335	7,730	31,407	28,090
Selling, general and administrative	11,633	9,994	45,747	38,212
Provision for costs associated with patent litigation	233	3,047	2,589	12,630

Total operating expenses	20,201	20,771	79,743	78,932

Income from operations	2,126	1,079	6,678	7,453
Interest income	686	276	1,939	1,062

Income before income taxes	2,812	1,355	8,617	8,515
Provision for (recovery of) income taxes	623	271	(511)	1,710

Net income	$2,189	$1,084	$9,128	$6,805

Non-GAAP net income per share:
Basic	$0.07	$0.03	$0.28	$0.21
Diluted	$0.06	$0.03	$0.27	$0.21

Weighted average number of common shares outstanding:
Basic	33,437	32,543	33,084	31,876
Diluted	34,502	33,749	34,275	33,025

*	See accompanying notes on the use of Non-GAAP financial information and GAAP to non-GAAP adjustments

GENESIS MICROCHIP INC.

Reconciliation of GAAP to Non-GAAP (*) Results

(unaudited, in thousands, except per share amounts)

	Three months ended		Year ended
	March 31, 2005	March 31, 2004	March 31, 2005	March 31, 2004
GAAP gross profit	$19,673	$19,196	$75,805	$75,769
Amortization of intangible assets (a)	2,654	2,654	10,616	10,616

Non-GAAP gross profit	$22,327	$21,850	$86,421	$86,385

Non-GAAP gross profit %	42.2%	39.8%	42.3%	40.5%

GAAP research and development expenses	$8,671	$8,461	$33,348	$30,983
Stock-based compensation (b)	(336)	(731)	(1,941)	(2,893)

Non-GAAP research and development expenses	$8,335	$7,730	$31,407	$28,090

GAAP selling, general and administrative expenses	$11,729	$10,323	$48,300	$39,149
Stock-based compensation (b)	(96)	(329)	(2,553)	(937)

Non-GAAP selling, general and administrative expenses	$11,633	$9,994	$45,747	$38,212

Total GAAP operating expenses	$20,633	$21,831	$84,237	$82,762
Stock-based compensation (b)	(432)	(1,060)	(4,494)	(3,830)

Total Non-GAAP operating expenses	$20,201	$20,771	$79,743	$78,932

GAAP net loss	$(6,844)	$(1,939)	$(9,447)	$(4,205)
Expense adjustments described above (a-b)	3,086	3,714	15,110	14,446
Income tax effect of adjustments described above (c)	5,947	(691)	3,465	(2,773)
Gain on sale of investment	—	—	—	(663)

Non-GAAP net income	$2,189	$1,084	$9,128	$6,805

Basic net (loss) income per share:
GAAP	$(0.20)	$(0.06)	$(0.29)	$(0.13)

Non-GAAP	$0.07	$0.03	$0.28	$0.21

Diluted net (loss) income per share:
GAAP	$(0.20)	$(0.06)	$(0.29)	$(0.13)

Non-GAAP	$0.06	$0.03	0.27	0.21

*	See accompanying notes on the use of Non-GAAP financial information and GAAP to non-GAAP adjustments

* Use of Non-GAAP Financial Information

Non-GAAP gross profit, non-GAAP operating expenses, non-GAAP net income and non-GAAP net (loss) income per share are non-GAAP performance measures that differ from gross profit, operating expenses, net income and net (loss) income per share determined according to generally accepted accounting principles, or GAAP the most directly comparable measures calculated and presented in accordance with GAAP. A schedule reconciling these amounts is included above. Differences between GAAP and non-GAAP results include certain operating costs, such as the amortization of acquired intangible assets, stock-based compensation expenses, as well as the gain on the sale of investments and income tax adjustments. Included in the calculation of weighted average shares outstanding used to compute both GAAP and non-GAAP net income (loss) per share are the dilutive effects of shares issued or issuable under Genesis’s stock-based compensation programs. The Company is providing these non-GAAP financial measures to investors to enable them to perform additional financial analysis. Genesis Microchip’s management also uses these non-GAAP financial measures internally in evaluating operations and business trends, managing and benchmarking performance, and determining a portion of its internal bonus compensation. Most of the non-GAAP items are infrequent in nature and/or are non-cash expenses that are not utilized by management in evaluating the ongoing core financial operations of the Company. However, Genesis Microchip cautions investors to consider these non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

GAAP to Non-GAAP Adjustments:

Genesis has provided a reconciliation of GAAP to non-GAAP results in the table above. The following describes the nature of each adjustment and the reason the Company excludes it from non-GAAP results:

a)	Amortization expenses of intangible assets are as a result of the Company’s previous business combinations. Such amortization does not impact the Company’s cash flows and is excluded by management when evaluating our core operating results.

b)	Stock-based compensation charges are based on the fair value of stock options, in accordance with APB 25. The determination of fair value of equity awards on the date of grant is affected by fluctuations in our stock price as well as assumptions regarding a number of highly complex variables including expected stock price volatility, and actual and projected employee stock option exercise activities. Due to the nature of these variables, some of which are outside the control of management, and the non-cash nature of stock-based compensation charges, these expenses are excluded by management when evaluating our core operating results.

c)	The estimated tax impact of adjusting for the above noted expenses in arriving at the non-GAAP measures has been reflected in the above table in order to provide users with non-GAAP net income and non-GAAP net (loss) income per share, which many investors that follow the Company use in their financial models.